# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CapsoVision, Inc, CIK 0001378325
CUSIP: 140935107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 18805 COX AVENUE SUITE 250, 18805 COX AVENUE SUITE 250, SARATOGA, California (CA), 95070
Date of event which requires filing of this statement: 9/18/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001009165-25-000008
Filed by CIK 0001009165

## Reporting persons
- Eliyahou Harari: type of reporting person: individual (IN); citizenship or place of organization: California (CA); sole voting power 878,448; shared voting power 6,136,106; sole dispositive power 878,448; shared dispositive power 6,136,106; aggregate amount beneficially owned 7,014,554 (13.2% of the class)
  Comment: The reported total in Rows 5 and 7 includes 878,448 shares of common stock of CapsoVision, Inc. (the "Issuer") directly held by Mr. Harari. The reported total in Rows 6 and 8 includes: (i) 3,343,119 shares of common stock held directly by Harari Family Trust ("Harari Trust"); (ii) 1,396,494 shares of common stock held directly by The Harari 2010 Children Remainder Trust - DAH ("DAH Trust"); (iii) 517,759 shares of common stock held directly by The Harari 2010 Children Remainder Trust - MH ("MH Trust"); and (iv) 878,734 shares of common stock held directly by The Harari Descendant's Trust - 2012 ("Descendant's Trust"). Mr. Harari serves as trustee of Harari Trust, DAH Trust, MH Trust and Descendant's Trust, and he may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 53,195,592 shares of the Issuer's common stock outstanding as of September 18, 2026, as reported by the Issuer in the prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the "SEC") on September 18, 2026.
- Britt Harari: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); sole voting power 0; shared voting power 6,136,106; sole dispositive power 0; shared dispositive power 6,136,106; aggregate amount beneficially owned 6,136,106 (11.5% of the class)
  Comment: The reported total in Rows 6 and 8 includes 3,343,119 shares of common stock held directly by Harari Family Trust ("Harari Trust"); (ii) 1,396,494 shares of common stock held directly by The Harari 2010 Children Remainder Trust - DAH ("DAH Trust"); (iii) 517,759 shares of common stock held directly by The Harari 2010 Children Remainder Trust - MH ("MH Trust"); and (iv) 878,734 shares of common stock held directly by The Harari Descendant's Trust - 2012 ("Descendant's Trust"). Ms. Harari serves as trustee of Harari Trust, DAH Trust, MH Trust and Descendant's Trust, and she may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 53,195,592 shares of the Issuer's common stock outstanding as of September 18, 2026, as reported by the Issuer in the prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the "SEC") on September 18, 2026.
- Harari Family Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 3,343,119; sole dispositive power 0; shared dispositive power 3,343,119; aggregate amount beneficially owned 3,343,119 (6.3% of the class)
  Comment: The reported total in Rows 6 and 8 includes 3,343,119 shares of common stock held directly by Harari Family Trust, for which Mr. and Ms. Harari serve as trustees.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 53,195,592 shares of the Issuer's common stock outstanding as of September 18, 2026, as reported by the Issuer in the prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the "SEC") on September 18, 2026.
- The Harari 2010 Children Remainder Trust - DAH: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 1,396,494; sole dispositive power 0; shared dispositive power 1,396,494; aggregate amount beneficially owned 0 (2.6% of the class)
  Comment: The reported total in Rows 6 and 8 includes 1,396,494 shares of common stock held directly by The Harari 2010 Children Remainder Trust - DAH, for which Mr. and Ms. Harari serve as trustees.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 53,195,592 shares of the Issuer's common stock outstanding as of September 18, 2026, as reported by the Issuer in the prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the "SEC") on September 18, 2026.
- The Harari 2010 Children Remainder Trust - MH: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 517,759; sole dispositive power 0; shared dispositive power 517,759; aggregate amount beneficially owned 517,759 (1% of the class)
  Comment: The reported total in Rows 6 and 8 includes 517,759 shares of common stock held directly by The Harari 2010 Children Remainder Trust - MH, for which Mr. and Ms. Harari serve as trustees.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 53,195,592 shares of the Issuer's common stock outstanding as of September 18, 2026, as reported by the Issuer in the prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the "SEC") on September 18, 2026.

## Item 1. Issuer
Name of issuer: CapsoVision, Inc
Address of issuer's principal executive offices: 18805 COX AVENUE SUITE 250, 18805 COX AVENUE SUITE 250, SARATOGA, CALIFORNIA, 95070.

## Item 2. Person Filing
Name of person filing:
Eliyahou Harari, an individual ("Mr. Harari")
Britt Harari, an individual ("Ms. Harari")
Harari Family Trust, a trust formed under the laws of California ("Harari Trust")
The Harari 2010 Children Remainder Trust - DAH, a trust formed under the laws of California ("DAH Trust")
The Harari 2010 Children Remainder Trust - MH, a trust formed under the laws of California ("MH Trust")
Citizenship: Mr. Harari and Ms. Harari are citizens of the United States of America and Sweden, respectively. Each of Harari Trust, DAH Trust and MH Trust are formed and established in California.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of September 18, 2026, the Reporting Persons may be deemed to beneficially own an aggregate 7,014,554 shares of the Issuer's capital stock.

As of September 18, 2026, Mr. Harari was the direct beneficial owner of 878,448 of the shares of the Issuer's securities described in the preceding paragraph and the indirect beneficial owner of: (i) 3,343,119 shares of common stock directly held by Harari Trust; (ii) 1,396,494 shares of common stock held directly by DAH Trust; (iii) 517,759 shares of common stock held directly by MH Trust; and (iv) (878,734 shares of common stock held directly by The Harari Descendant's Trust - 2012 ("Descendant's Trust"). Mr. Harari serves as trustee of the Harari Trust, the DAH Trust, the MH Trust and Descendant?s Trust, and he may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities.

As of September 18, 2026, Ms. Harari, Mr. Harari's spouse, was the indirect beneficial owner of: (i) 3,343,119 shares of common stock directly held by Harari Trust; (ii) 1,396,494 shares of common stock held directly by DAH Trust; (iii) 517,759 shares of common stock held directly by MH Trust; and (iv) 878,734 shares of common stock held directly by Descendant's Trust. Ms. Harari serves as trustee of the Harari Trust, the DAH Trust, the MH Trust and Descendant's Trust, and she may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities.

Additionally, as of September 18, 2026, each of the following persons may also be deemed to share beneficial ownership with Mr. Harari or Ms. Harari over the following portions of the aggregate number of securities described in the second paragraph of this Item 4(a): (i) Harari Trust directly beneficially owns 3,343,119 shares of common stock; (ii) DAH Trust directly beneficially owns 1,396,494 shares of common stock; (iii) MH Trust directly beneficially owns 517,759 shares of common stock; and (iv) Descendant's Trust directly beneficially owns 878,734 shares of common stock.
Percent of class:
Mr. Harari 13.19%
Ms. Harari 11.53%
Harari Trust 6.28%
DAH Trust 2.63%
MH Trust 1.0%
Sole power to vote or to direct the vote:
Mr. Harari 878,448
Ms. Harari 0
Harari Trust 0
DAH Trust 0
MH Trust 0
Shared power to vote or to direct the vote:
Mr. Harari 6,136,106
Ms. Harari 6,136,106
Harari Trust 3,343,119
DAH Trust 1,396,494
MH Trust 517,759
Sole power to dispose or to direct the disposition:
Mr. Harari 878,448
Ms. Harari 0
Harari Trust 0
DAH Trust 0
MH Trust 0
Shared power to dispose or to direct the disposition:
Mr. Harari 6,136,106
Ms. Harari 6,136,106
Harari Trust 3,343,119
DAH Trust 1,396,494
MH Trust 517,759

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Eliyahou Harari: /s/ Peter Bergman, Attorney-in-Fact * (11/04/2026)
- Britt Harari: /s/ Peter Bergman, Attorney-in-Fact * (11/04/2026)
- Harari Family Trust: /s/ Peter Bergman, Attorney-in-Fact * (11/04/2026)
- The Harari 2010 Children Remainder Trust - DAH: /s/ Peter Bergman, Attorney-in-Fact * (11/04/2026)
- The Harari 2010 Children Remainder Trust - MH: /s/ Peter Bergman, Attorney-in-Fact * (11/04/2026)
Comment: * Peter Bergman is signing on behalf of each reporting person as attorney-in-fact pursuant to powers of attorney filed as attachments to a Schedule 13G on October 10, 2025, and each power of attorney is hereby incorporated by reference herein.